                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                               TransMontaigne Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89393410
             -------------------------------------------------------
                                 (CUSIP Number)


                              Yorktown Partners LLC
                       410 Park Avenue, New York, NY 10022
                                 (212) 515-2100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 25, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See rule 13-7(b) for other parties to whom copies are to be sent.


                       (Continued on the following pages)




                              (Page 1 of 11 Pages)

                                  SCHEDULE 13D
-------------------                                         -------------------
CUSIP NO. 89393410                                          Page 2 of 11 Pages
-------------------                                         -------------------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Yorktown Partners LLC
         13-3958089
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER

                      2,754,529
    NUMBER OF     --------------------------------------------------------------
     SHARES       8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY          0
      EACH        --------------------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE POWER
     PERSON
      WITH            2,754,529
                  --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,754,529
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*                                                            [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         8.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         OO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
-------------------                                         -------------------
CUSIP NO. 89393410                                          Page 3 of 11 Pages
-------------------                                         -------------------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Yorktown Energy Partners II, L.P.
         13-3803552
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER

                      555,556
    NUMBER OF     --------------------------------------------------------------
     SHARES       8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY          0
      EACH        --------------------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE  POWER
     PERSON
      WITH            555,556
                  --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         555,556
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*                                                            [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         1.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
-------------------                                         -------------------
CUSIP NO. 89393410                                          Page 4 of 11 Pages
-------------------                                         -------------------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Yorktown II Company LLC
         13-3968829
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER

                      555,556
    NUMBER OF     --------------------------------------------------------------
     SHARES       8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY          0
      EACH        --------------------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE  POWER
     PERSON
      WITH            555,556
                  --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         555,556
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*                                                            [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         1.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         OO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
-------------------                                         -------------------
CUSIP NO. 89393410                                          Page 5 of 11 Pages
-------------------                                         -------------------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Yorktown Energy Partners III, L.P.
         13-3960615
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER

                      2,133,373
    NUMBER OF     --------------------------------------------------------------
     SHARES       8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY          0
      EACH        --------------------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE  POWER
     PERSON
      WITH            2,133,373
                  --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,133,373
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*                                                            [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         6.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
-------------------                                         -------------------
CUSIP NO. 89393410                                          Page 6 of 11 Pages
-------------------                                         -------------------
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Yorktown III Company LLC
         13-3958088
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER

                      2,133,373
    NUMBER OF     --------------------------------------------------------------
     SHARES       8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY          0
      EACH        --------------------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE  POWER
     PERSON
      WITH            2,133,373
                  --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,133,373
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*                                                            [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         6.5%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         OO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
-------------------                                         -------------------
CUSIP NO. 89393410                                          Page 7 of 11 Pages
-------------------                                         -------------------


ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D dated March 25, 1999 ("Schedule 13D") is filed with the Securities and Exchange Commission by Yorktown Partners LLC, a Delaware limited liability company, and certain of its affiliates. This filing of
Schedule 13D is not, and should not be deemed to be, an admission that the
Schedule 13D or any amendment thereto is required to be filed.

         The securities to which this Schedule 13D relates is the common stock, par value $.01 per share (the "Shares"), of TransMontaigne Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 370 Seventeenth Street, Suite 2750, Denver, CO 80202.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed jointly by Yorktown Partners LLC, a Delaware limited liability company ("Yorktown"), Yorktown Energy Partners II, L.P., a Delaware limited partnership ("Partnership II"), Yorktown II Company LLC, a Delaware limited liability company ("GP II"), Yorktown Energy Partners III, L.P., a Delaware limited partnership ("Partnership III"), and Yorktown III Company LLC, a Delaware limited liability company ("GP III"). GP II is the general partner of Partnership II. GP III is the general partner of Partnership
III. Yorktown is the investment manager of both Partnership II and Partnership
III. Yorktown also acts as agent for certain individual investors and holds irrevocable powers of attorney granting it full investment and voting power over Shares owned of record by such individual investors. Each of Partnership II, GP II, Partnership III and GP III are referred to herein individually as a "Yorktown Affiliate," and collectively as the "Yorktown Affiliates."

         The principal business of each of Partnership II and Partnership III (collectively, the "Partnerships") is investing in investment securities of energy companies. The principal business of GP II is serving as the general partner of Partnership II. The principal business of GP III is serving as the general partner of Partnership III. The principal business of Yorktown is serving as investment manager of the Partnerships. The principal office of Yorktown and each of the Yorktown Affiliates is 410 Park Avenue, New York, NY 10022.

         The controlling members and executive officers of Yorktown and each of the Yorktown Affiliates are Messrs. Bryan H. Lawrence, W. Howard Keenan, Jr., Peter A. Leidel and Thomas R. LaCosta. Each of such persons is a United States citizen, and the present principal occupation or employment of each such person is as a principal of Yorktown Partners LLC. The business address of each of Messrs. Lawrence, Keenan, Leidel and LaCosta is 410 Park Avenue, New York, NY 10022.

         Within the past five years, none of Yorktown or the Yorktown Affiliates, or to the best knowledge of Yorktown and the Yorktown Affiliates, no other person named in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

                                  SCHEDULE 13D
-------------------                                         -------------------
CUSIP NO. 89393410                                          Page 8 of 11 Pages
-------------------                                         -------------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All of the 2,754,489 Shares reported herein were acquired for cash in the aggregate amount of approximately $22,617,000. The source of such funds was the contributed capital of the Partnerships and certain other persons.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Shares were purchased to acquire an equity interest in the Issuer in pursuit of specified investment objectives of the Partnerships. Yorktown and the Yorktown Affiliates may continue to have the Partnerships purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at a price that they consider to be attractive and other investment opportunities that may be available to the Partnerships.

         None of Yorktown or the Yorktown Affiliates has any present plan or proposal which relates to or would result in: (i) any extraordinary corporate transaction such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets of or involving the Issuer or any of its subsidiaries, (ii) any change in the Issuer's present Board of Directors or management, (iii) any material change in the Issuer's present capitalization or dividend policy, (iv) any other material change in the Issuer's business or corporate structure, (v) any change in the Issuer's charter or bylaws, (vi) the Issuer to be delisted from a national securities exchange or the issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (viii) any similar action.

         Bryan H. Lawrence, a principal of Yorktown and the Yorktown Affiliates, is a member of the Board of Directors of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a)      (i)      Partnership II owns, and GP II and Yorktown
                           beneficially own as general partner and investment manager, respectively, of Partnership II, 555,556
                           Shares, or approximately 1.8% of the outstanding
                           Shares of the Issuer.

                  (ii) Partnership III owns, and GP III and Yorktown beneficially own as general partner and investment manager, respectively, of Partnership III, shares of Series A Convertible Preferred Stock of the Issuer (the "Series A Preferred") which are convertible into 1,333,333 Shares. Partnership III also owns, and GP III and Yorktown beneficially own, warrants to purchase up to 800,040 Shares. In aggregate, Partnership III beneficially owns, and GP III and Yorktown beneficially own as general partner and investment manager, respectively, of Partnership III, 2,133,373 Shares, or approximately 6.5% of the outstanding Shares of the Issuer.

                  (iii) Certain individual investors have granted Yorktown an irrevocable power of attorney, pursuant to which Yorktown, as agent, has full investment and voting power over Shares owned by such investors. As a result of such powers of

                                  SCHEDULE 13D
-------------------                                         -------------------
CUSIP NO. 89393410                                          Page 9 of 11 Pages
-------------------                                         -------------------

                           attorney, Yorktown, as agent, beneficially owns shares of Series A Preferred convertible into 41,000 Shares and warrants to purchase up to 24,600 shares, for an aggregate of 65,600 Shares, or approximately 0.2% of the outstanding Shares of the Issuer.

                  (iv) Yorktown, as investment manager to the Partnerships and as agent through the powers of attorney described above, may be deemed to beneficially own an aggregate of 2,754,529 Shares, or approximately 8.4% of the outstanding Shares of the Issuer.

                  (v) Mr. Lawrence beneficially owns 76,625 Shares, or approximately 0.3% of the outstanding Shares; Mr. Keenan beneficially owns 26,024 Shares, or approximately 0.1% of the outstanding Shares; Mr. Leidel beneficially owns 14,637 Shares, or approximately 0.1% of the outstanding Shares; and Mr. LaCosta beneficially owns no Shares.

         (b) Each of the aforementioned entities and persons has sole power to vote and to dispose of the Shares so indicated above.

         (c) Effective March 25, 1999, Partnership III became committed to purchase from the Issuer units consisting of (i) 20,000 shares of Series A Preferred and (ii) warrants to purchase up to 800,040 Shares. Yorktown, as agent for certain individual investors became committed to purchase from the Issuer units consisting of (i) 615 shares of Series A Preferred and (ii) warrants to purchase up to 24,600 Shares. The shares of Series A Preferred purchased by Partnership III and Yorktown as agent are convertible into an aggregate of 1,374,333 Shares at the current conversion price of $15 per Share. The warrants purchased by Partnership III and Yorktown as agent are exercisable to purchase Shares at $14 per Share. The purchase and sale of such units was effected pursuant to a Preferred Stock and Warrant Purchase Agreement dated March 25, 1999 between the Issuer and each purchaser, which is incorporated by reference herein and the form of which is attached as an exhibit hereto. The funding of such purchase and sale occurred on April 9, 1999.

         (d) Except as set forth in this Schedule 13D, to the best knowledge of Yorktown and the Yorktown Affiliates, none of Yorktown, the Yorktown Affiliates or any other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

         (e)      Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Partnership III and Yorktown as agent purchased their respective Shares from the Issuer and are party to certain agreements with the Issuer. Each of such agreements is incorporated by reference herein and a copy of which is attached hereto as an exhibit. Such agreements include a Preferred Stock and Warrant Purchase Agreement, pursuant to which Partnership III and Yorktown as agent purchased their

                                  SCHEDULE 13D
-------------------                                         -------------------
CUSIP NO. 89393410                                          Page 10 of 11 Pages
-------------------                                         -------------------


respective shares of Series A Preferred and warrants; a Stockholders' Agreement, which restricts certain transfers of the Shares; a Registration Rights Agreement, which provides for the registration of certain Shares under the Securities Act of 1933, as amended; and certain amendment and waiver agreements.

         Except as set forth in this Schedule 13D, to the best knowledge of Yorktown and the Yorktown Affiliates, there are no other present contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any of the Shares reported herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Joint Filing Agreement, dated as of May 4, 1999, among Yorktown Partners LLC, Yorktown Energy Partners II, L.P., Yorktown II Company LLC, Yorktown Energy Partners III, L.P. and Yorktown III Company LLC relating to the filing of a joint statement on Schedule 13D.

         2. Form of Preferred Stock and Warrant Purchase Agreement dated March 25, 1999.

         3. Stockholders' Agreement among the Issuer and the purchaser signatories thereto dated March 25, 1999.

         4. Registration Rights Agreement among the Issuer and the purchaser signatories thereto dated March 25, 1999.

         5. Second Amendment and Waiver by and among the Issuer and certain institutional investor signatories thereto dated March 25, 1999.

                                  SCHEDULE 13D
-------------------                                         -------------------
CUSIP NO. 89393410                                          Page 11 of 11 Pages
-------------------                                         -------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          YORKTOWN PARTNERS LLC


Date: May 4, 1999                          By: /s/ Peter A. Leidel
                                               ---------------------------------
                                               Name: Peter A. Leidel
                                               Title: Member

                                          YORKTOWN ENERGY PARTNERS II, L.P.

                                           By: Yorktown II Company LLC
                                           Its: General Partner


Date: May 4, 1999                          By: /s/ Peter A. Leidel
                                               ---------------------------------
                                               Name: Peter A. Leidel
                                               Title: Member

                                          YORKTOWN II COMPANY LLC


Date: May 4, 1999                          By: /s/ Peter A. Leidel
                                               ---------------------------------
                                               Name: Peter A. Leidel
                                               Title: Member

                                          YORKTOWN ENERGY PARTNERS III, L.P.

                                           By: Yorktown III Company LLC
                                           Its: General Partner


Date: May 4, 1999                          By: /s/ Peter A. Leidel
                                               ---------------------------------
                                               Name: Peter A. Leidel
                                               Title: Member

                                          YORKTOWN III COMPANY LLC


Date: May 4, 1999                          By: /s/ Peter A. Leidel
                                               ---------------------------------
                                               Name: Peter A. Leidel
                                               Title: Member

                                  EXHIBIT INDEX


         1. Joint Filing Agreement, dated as of May 4, 1999, among Yorktown Partners LLC, Yorktown Energy Partners II, L.P., Yorktown II Company LLC, Yorktown Energy Partners III, L.P. and Yorktown III Company LLC relating to the filing of a joint statement on Schedule 13D.

         2. Form of Preferred Stock and Warrant Purchase Agreement. Incorporated by reference to the Current Report on Form 8-K of TransMontaigne Inc. dated March 25, 1999.

         3. Stockholders' Agreement among the Issuer and the purchaser signatories thereto dated March 25, 1999. Incorporated by reference to the Current Report on Form 8-K of TransMontaigne Inc. dated March 25, 1999.

         4. Registration Rights Agreement among the Issuer and the purchaser signatories thereto dated March 25, 1999. Incorporated by reference to the Current Report on Form 8-K of TransMontaigne Inc. dated March 25, 1999.

         5. Second Amendment and Waiver by and among the Issuer and certain institutional investor signatories thereto dated March 25, 1999. Incorporated by reference to the Current Report on Form 8-K of TransMontaigne Inc. dated March 25, 1999.

                                                                       Exhibit 1
                                                                       ---------

                             JOINT FILING AGREEMENT

         We, the signatories of the statement on Schedule 13D to which this Agreement is attached, hereby agree as of May 4, 1999 that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.


                                        YORKTOWN PARTNERS LLC


                                         By: /s/ Peter A. Leidel
                                             ---------------------------------
                                             Name: Peter A. Leidel
                                             Title: Member

                                        YORKTOWN ENERGY PARTNERS II, L.P.

                                         By: Yorktown II Company LLC
                                         Its: General Partner


                                         By: /s/ Peter A. Leidel
                                             ---------------------------------
                                             Name: Peter A. Leidel
                                             Title: Member

                                        YORKTOWN II COMPANY LLC


                                         By: /s/ Peter A. Leidel
                                             ---------------------------------
                                             Name: Peter A. Leidel
                                             Title: Member

                                        YORKTOWN ENERGY PARTNERS III, L.P.

                                         By: Yorktown III Company LLC
                                         Its: General Partner


                                         By: /s/ Peter A. Leidel
                                             ---------------------------------
                                             Name: Peter A. Leidel
                                             Title: Member

                                        YORKTOWN III COMPANY LLC


                                         By: /s/ Peter A. Leidel
                                             ---------------------------------
                                             Name: Peter A. Leidel
                                             Title: Member